July 15, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel
Assistant Director

Re:	PCTEL, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2012
Filed April 2, 2013
Response dated July 2, 2013

File No. 000-27115

Dear Mr. Spirgel:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated July 10, 2013 relating to PCTEL, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2012 (the “Fiscal 2012 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Fiscal 2012 10-K.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Impairment of Goodwill and other Intangible Assets, page 19

1.    We note your proposed expanded disclosure in response to comment 1. Please tell us why as a result of the restructuring, you did not allocate the expected operating savings of $0.4 million per quarter going forward when completed in September 2013 to goodwill of other reporting units.

The Company made the decision in March 2013 to consolidate the TelWorx operations into its Illinois facility as part of the integration plan. See the MD&A disclosure on page 31 of Form 10-Q for the Fiscal Quarter Ended March 31, 2013. It is a subsequent event to the fiscal year ended December 31, 2012, and therefore was not included in the goodwill test. Up until March 2013 the integration had been contemplated by the Company to be an integration of the enterprise resource management (ERP) and financial systems, but not the consolidation of physical plant.

We propose the following prospective disclosure in the Company’s MD&A summary in its Form 10-Q for the quarter ended June 30, 2013. The disclosure is the one we provided in our letter of July 2, 2013 with the enhanced disclosure added and underlined to make it easier for the Staff to find. Forward looking estimates as of the date of this letter are inserted where numerical data is provided, which will be adjusted for actual data in the filing.

Form 10-Q for the quarter ended June 30, 2013

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the condensed consolidated financial statements and the notes thereto included in Item 1 of this Quarterly Report on Form 10-Q and in conjunction with the consolidated financial statements for the year ended December 31, 2012 contained in our Annual Report on Form 10-K filed on April 2, 2013. Except for historical information, the following discussion contains forward looking statements that involve risks and uncertainties, including statements regarding our anticipated revenues, profits, costs and expenses and revenue mix. These forward-looking statements include, among others, those statements including the words “may,” “will,” “plans,” “seeks,” “expects,” “anticipates,” “intends,” “believes” and words of similar meaning. Such statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those projected in these forward-looking statements.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Our second quarter 2013 revenues increased by $ 6.7 million, or 34%, to $26.7 million compared the same period in 2012, due to the acquisition of TelWorx in July 2012, and increased revenue across all established product lines. We recorded an operating profit of $0.2 million compared to an operating loss of $(0.1) million in the same period last year. This quarter’s results include a $0.4 million restructuring charge related to the integration and consolidation of the Company’s TelWorx operations.

The Company’s TelWorx operations are in the process of being integrated into the Company’s operations as well as the Company’s total control and evaluation process. The integration is expected to be complete by September 30, 2013. The TelWorx acquisition has been challenging for the Company. Subsequent to the acquisition the Company discovered accounting irregularities in the operation which the Company believes were either at the direction of or with the knowledge of senior management of the operation. The Company conducted an investigation and as a result, separated the general manager of the TelWorx operation and other personnel involved in the accounting irregularities from the Company, declared the historical pre-acquisition TelWorx financial statements filed pursuant to Regulation S-X should not be relied upon, and concluded as of December 31, 2012 that the Company has a material weakness in its disclosure controls related to the Telworx accounting irregularities. Additionally, unrelated to the accounting irregularities, the Company determined that the projected revenue, anticipated margins, and future cash flows of the TelWorx business were significantly lower at the annual goodwill test date of October 31, 2012 than at the acquisition date. The decline resulted in the impairment in the fourth quarter of 2012 of all of the $12.5 million of goodwill associated with the business. The June 30, 2013 year to date operating results for the TelWorx reporting unit are consistent with the forecast of cash flows used in the annual goodwill test date of October 31, 2012. On a year to date basis the reporting unit, which is contained in the Connected Solutions Segment, has contributed break even operating results before restructuring charges of $0.5 million. The operations in North Carolina are being consolidated into the Company’s Bloomingdale Illinois facility. That decision was made in March 2013. The restructuring is expected to yield operating cost savings of approximately $0.4 million per quarter going forward when completed in September 2013.At that point in time the operation will cease to be an identifiable reporting unit as all of its operating results and cash flows will be completely integrated and comingled with the rest of Connected Solutions Segment operations.

See Footnote 8 Acquisition of TelWorx Communications LLC, Footnote X Restructuring, and Item 4: Controls and Procedures, and management’s discussion and analysis of liquidity and working capital resources for more details.

Notes to the Consolidated Financial Statements

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Note 1. Organization and Summary of Significant Accounting Policies Goodwill, page 46

2.    We note your response to comment 2. As previously requested, tell us in detail why you believe that the orders in the 2013 sales projections used in the purchase accounting allocation for TelWorx were not converting to backlog at a pace that would support the projected 2013 base revenue used in the purchase accounting fair value of the TelWorx entity at the acquisition date. Tell us why you did not anticipate the decline in revenues at the acquisition date. In addition, tell us whether and why you considered the decline in projected revenues and margin to be of a short-term or long-term nature. Please expand your proposed MD&A disclosure to provide the information requested in this comment.

The Company proposes to prospectively disclose the requested information in its TelWorx acquisition footnote to the financial statements starting in Form 10-Q for the quarter ended June 30, 2013. We propose to include the detail information in the footnote with a reference in the MD&A, as the footnote is a vehicle designed to include the history of the acquisition through all prior periods.

The proposed footnote is presented below in redline form so the Staff can more easily identify the changes from the TelWorx acquisition footnote presented in Form 10-Q for the quarter ended March 31, 2013. The data presented is still from the 10-Q for the quarter ended March 31, 2013, as the Company is still closing its books for the quarter ended June 30, 2013. The last bullet point in the chronology section of the footnote includes:

•	The specific metrics that fell short were added to the disclosure. We had previously included expanded specific metrics in our last response but had not expanded the disclosure.

•

We did not anticipate the decline in revenue at the acquisition date due to the Company’s short order to shipment cycles; such a variance would not become apparent until 60-90 days before 2013 began. Additionally, at the date of the acquisition the Company was not seeing funnel conversion variances for its existing antenna products that operate in similar markets and therefore had no reason to suspect that the site solution products would experience a material dissimilar path.

•

We concluded the decline in projected revenue and gross margin levels were of a long term nature. The decline was across a broad range of customers and products. Additionally, the decline in revenue was sufficiently large to not be recoverable in the short term based on historical revenue growth rates for the markets in which the Company’s antenna and site solutions products are sold.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Form 10-Q for the quarter ended June 30, 2013.

Footnote 8- Acquisition of TelWorx Communications LLC

The Company, through its wholly-owned subsidiary PCTelWorx, Inc. (“PCTelWorx”), completed the acquisition of substantially all of the assets and the assumption of certain specified liabilities of TelWorx Communications LLC, TelWorx U.K. Limited, TowerWorx LLC and TowerWorx International, Inc. (“collectively “TelWorx”), pursuant to an Asset Purchase Agreement dated as of July 9, 2012 among the Company, PCTelWorx, TelWorx and Tim and Brenda Scronce, the principal owners of TelWorx. The business operations associated with these purchased assets is collectively referred to as “TelWorx” in this Form 10-Q. TelWorx is primarily a North Carolina-based business with expertise in delivering wireless and fiber optic solutions into the enterprise, defense, transportation, and the carrier market. TelWorx excels at global procurement, custom engineering of RF solutions, rapid delivery and deployment of systems, and value-added reselling of antennas, related RF components, and other communication elements. The acquisition includes TowerWorx™, a provider of mobile towers for defense, industrial wireless, and other applications. The acquisition expands the Company’s products and markets addressed by its antenna and Connected Solutions™ product line. The fair value purchase price for TelWorx was $16.1 million, consisting of $16.0 million in cash paid at closing, $1.1 million of contingent consideration related to a claims escrow and potential earn-out at fair value, net of $1.0 million cash received back from Tim and Brenda Scronce in March 2013 pursuant to the working capital adjustment provisions of the Asset Purchase Agreement.

Following the closing of the Acquisition, the Company’s management became aware of accounting irregularities with respect to the TelWorx financial statements, in part through an internal review conducted in connection with the calculation of post-closing purchase price adjustments relating to the Acquisition and in part due to anonymous tips received after the internal review began. With the oversight of the Audit Committee, management expanded its review into an internal investigation regarding these financial irregularities and outside counsel was retained to assist in the investigation. The Company’s outside counsel then retained a Big Four accounting firm to perform an independent forensic accounting investigation under counsel’s direction. The accounting irregularities in the TelWorx Financial Statements identified as a result of this investigation are believed to have been directed and/or permitted by management of the TelWorx Entities, principally Tim Scronce and those acting at his direction. The correction of the pre-acquisition accounting misstatements discovered in the investigation are reflected in the pro-forma adjustments in Footnote 4 – Acquisition of TelWorx Communications LLC in the Company’s annual report filed on Form 10-K for the fiscal year ended December 31, 2012 as well as this footnote.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

The Company determined the amount of the corrections and the period in which they occurred through the forensic audit performed, which included tracing sales transactions to customer commitments and proof of delivery documents as well as reviewing the cost of sales records and aging of inventory at the acquisition date. The Company was authorized by the Board of Directors to seek restitution from the Scronces’ and other responsible parties. On March 27, 2013 the Company and the Scronces’ entered into a legal settlement over claims by the Company relating to the value of the acquisition. The Company is still pursuing additional restitution from the other responsible parties. See Footnote 11 – TelWorx Legal Settlement for full details.

The Company, through PCTelWorx, offered employment to all former employees of TelWorx. The key managers entered into employment arrangements that include a non-competition covenant during their employment and for twelve months thereafter. The Company has entered into a five-year lease agreement for the continued use of the operating facility and offices in Lexington, North Carolina and a two-year lease for an office facility in Pryor, Oklahoma.

The following is the allocation of the purchase price for the assets from TelWorx at the date of the acquisition. The Company considers its purchase accounting for the TelWorx acquisition to have been complete as of the quarter ended December 31, 2012.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

	Estimated Fair Value July 9, 2012 as reported at September 30, 2012	Provisional Adjustments Subsequent to September 30, 2012	Estimated Fair Value July 9, 2012
Tangible assets:
Accounts receivable	$1,575	($205)	$1,370
Inventory	1,843	(465)	1,378
Prepaid expenses	9	0	9
Fixed assets	248	0	248

Total tangible assets	3,675	(670)	3,005

Intangible assets:
Goodwill	9,491	3,059	12,550
Trade names	1,527	(268)	1,259
Technology	458	12	470
Customer relationships	2,898	(2,781)	117
Backlog	91	(58)	33
Non-compete	262	(248)	14

Total intangible assets	14,727	(284)	14,443

Total assets	18,402	(954)	17,448

Capital leases	57	(20)	37
Accounts payable	1,113	100	1,213
Accrued liabilities	85	33	118

Total liabilities	1,255	113	1,368

Net assets acquired	$17,147	($1,067)	$16,080

In the fourth quarter of 2012, the Company subsequently recorded a goodwill impairment of $12.5 million related to its TelWorx acquisition based on the results from our annual test of goodwill impairment conducted as of October 31, 2012. This amount represented the total goodwill associated with the acquisition. The chronology of how the Company got from its purchase accounting fair value of $16.1 million on July 9, 2012 to a $12.5 million goodwill impairment in the quarter ended December 31, 2012 is as follows.

•

The Company based its purchase accounting fair value of intangible assets on future projections using the revenue and margin profile of the historical financial statements for 2010, 2011 and the six months ended June 30, 2012. They presented a profile of a business that yielded goodwill of $9.5 million, primarily attributed to the synergies expected to arise for the acquired TelWorx business after the Company’s acquisition of the business and the assembled workforce of the acquired business. The two primary synergies that the Company expected to accrue to the TelWorx business that the Company concluded were not typically available to a market participant were: (1) Increased TelWorx revenue as a result of customer confidence resulting from being part of a public company with significant cash and investments available for working

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com capital with no debt. The vast majority of the competitors in the antenna and site solution market are smaller private companies with limited working capital and financial resources. (2) Lower raw material costs for TelWorx products as a result of having access to PCTEL’s supply chain for certain products. PCTEL has access through several of its large key customers, with which it has a preferred supplier relationship, to their supply chain and profits from the volume discounts that come with our customer’s significantly larger volume. There were no synergies identified that accrued to PCTEL.

•

The accounting irregularities discovered in the historical financial statements lowered the historical pre-acquisition sales and margins as well as the post-acquisition sales in the quarter ended September 30, 2012, the quarter of the acquisition. The Company recalculated the allocation of the purchase price using future projections using the new lower revenue and margin profile. The result was a $3.1 million increase of goodwill up to $12.5 million. At this time the Company still felt confident that the acquisition would yield the synergies expected to arise after the Company’s acquisition of the business and the assembled workforce of the acquired business, to which the goodwill was attributed.

•

The Company performs an annual impairment test of goodwill as of the end of the first month of the fiscal fourth quarter (October 31st), or at an interim date if an event occurs or if circumstances change that would indicate that an impairment loss may have been incurred. In performing our annual impairment test, the Company first performs a qualitative assessment to determine whether it is more likely that not that the fair value of a reporting unit is less than its carrying value, including goodwill. If our qualitative assessment is indicative of possible impairment, then a two-step quantitative fair value assessment is performed at the reporting unit level. In the first step, the fair value of each reporting unit is compared with its carrying value. If the fair value exceeds the carrying value, then goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of goodwill is then compared against the carrying value of goodwill to determine the amount of impairment.

•

During the quarter ended December 31, 2012, the Company observed that the orders in the 2013 sales projections used in the purchase accounting allocation for TelWorx were not converting to backlog at a pace that would support the projected 2013 base revenue used in the purchase accounting fair value of the TelWorx entity at the acquisition date. Due to the Company’s short order to shipment cycles, such a variance would not become apparent until 60-90 days before 2013 began. Additionally, at the date of the acquisition the Company was not seeing funnel conversion variances in its antenna and site solutions products that operate in similar markets and therefore had no reason to suspect that the site solution products would experience a dissimilar path. Specifically, 2013 base revenue and gross profit used in the Company’s purchase accounting was $18.5 million and $3.2 million (18% of

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com revenue), respectively. At October 31, 2012, based on the Company’s historical order to ship cycle and historical rate of sales funnel conversion to actual sales (50%), there should have been approximately $1.0 million of Q1 2013 deliverable order backlog and a sales funnel of Q1 deliverable sales orders being tracked totaling at least $7.5 million. At October 31, 2012 the backlog was half the target, the sales funnel was 17% below the target, and the gross profit margin on the backlog and funnel were at 16% instead of 18%. All of these were indicators that the business was deteriorating from the projections used at the acquisition date for the purchase accounting. The Company reevaluated the projections and determined that they supported 2013 revenue of $15.0 million, at 16% margin, which was used in the goodwill test calculations, and adopted by the Board of Directors as TelWorx’ contribution to the 2013 Company financial plan. ~~Specifically, the 2013 base revenue projection at the date of the goodwill test declined an additional 17% from the projections utilized in the final purchase accounting fair value of the TelWorx entity at the acquisition date.~~ Management concluded the decline in projected revenue and gross margin levels were of a long term nature. The decline was across a broad range of customers and products. Additionally, the decline in revenue was sufficiently large to not be recoverable in the short term based on historical revenue growth rates for the markets in which the Company’s antenna and site solutions products are sold. The Company considered this significant revenue decline at the annual goodwill test date to be an indicator of goodwill impairment requiring the performance of the two step quantitative fair value assessment, which resulted in a net present value of future cash flows that did not support a goodwill carrying value for this reporting unit. It is not as a result of the accounting irregularities previously discussed.

The following pro forma financial information gives effect to the acquisition of the TelWorx business as if the acquisition had taken place on January 1, 2012. The pro forma financial information for TelWorx was derived from the unaudited historical accounting records of TelWorx.

	Three Months End	Six Months End
	June 30, 2012	June 30, 2012
REVENUES	$23,841	$44,482
LOSS BEFORE INCOME TAXES	$(493)	$(2,037)

The Company made pro forma adjustments to the historical TelWorx revenue and earnings before income taxes that reduced revenue by $0.1 million and total combined earnings by $0.2 million for the three months ended June 30, 2012, and that reduced revenue by $0.4 million and total combined earnings by $0.5 million for the six months ended June 30, 2012.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

The adjustments were made to apply a correction to the misstatements to revenue and profit before tax contained in the historical pre-acquisition TelWorx financial statements that were discovered in the Company’s internal investigation by the forensic auditors. The forensic auditing procedures that identified the misstatements included the tracing of all significant sales transactions from the TelWorx operation back to customer commitment and proof of delivery documentation. The forensic audit dollar coverage obtained is approximately 50% of the operation’s revenue. Additionally there is also an adjustment to the costs associated with excess and obsolete inventory not used for a year or more at the acquisition date to the appropriate pre-acquisition period, consistent with the policy used by the Company after the acquisition. The forensic accounting procedures included the tracing of all significant inventory items at the date of the acquisition back to historical costing and usage records.

The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the acquisition actually occurred on January 1, 2012, nor is it necessarily indicative of the Company’s future consolidated results of operations or financial position.

3.    We note your response to comment 2. Tell us in detail of the nature of the synergies expected to be achieved as a result of the TelWorx future access to certain existing exclusive PCTel supplier and exclusive PCTel customer relationships that resulted in such a significant portion of the purchase price of TelWorx allocated to goodwill of the TelWorx reporting unit. Also, tell us in detail how you determined the fair value of these synergies.

As we responded in our letter of July 2, 2013, the Company determined the value of goodwill (i.e. assembled workforce and synergies not typically available to a market participant) in total through the reconciliation of the reporting unit’s weighted average cost of capital (WACC) to the weighted average return on assets (WARA). The synergies identified through the acquisition all accrued to the acquired company, and there were no synergies identified that accrued to PCTEL. They were: (1) Increased TelWorx revenue as a result of customer confidence resulting from being part of a public company with significant cash and investments available for working capital with no debt. The vast majority of the competitors in the antenna and site solution market are smaller private companies with limited working capital and financial resources. (2) Lower raw material costs for TelWorx products as a result of having access to PCTEL’s supply chain for certain products. PCTEL has access through several of its large key customers, with which it has a preferred supplier relationship, to their supply chain and enjoys the volume discounts that come with our customer’s significantly larger volume. Information at the goodwill test date indicated that neither of these synergies was going to be realized in fact going forward. The margin levels dropped in spite of the access to lower cost supply chain. The revenue dropped in spite of being associated with a larger more financially stable company.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

The Company proposes to enhance its disclosure prospectively in its Form 10-Q for the quarter ended June 30, 2013 through its TelWorx Acquisition footnote. See the proposed footnote draft in answer to comment 2 of this letter. The enhanced disclosure is underlined under the first bullet point paragraph of the chronology section.

****

In responding to the Staff’s comment letter, the Company acknowledges the following.

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

Please direct any further questions or comments to me. My phone number is (630) 339-2102, my email address is john.schoen@pctel.com, and my FAX is (630) 233-8076.

DATE: July 15, 2013	By:	/s/ John Schoen
NAME: JOHN SCHOEN
Title: Chief Financial Officer

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com